UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 4 - STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility

Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

____ Check if no longer subject to Section 16.

Form 4 or Form 5 obligations may continue. See Instruction 1(b).

(Print or Type Responses)
1. Name and Address of Reporting Person* KING, ANDREW P.		2. Issuer Name and Ticker or Trading Symbol GUSANA EXPLORATIONS INC.; OTCBB:GSNA			6. Relationship of Reporting Person(s) to Issuer check all applicable) X Director X 10% Owner X Officer (give title below) Other (specify below) Secretary
(Last) (First) (Middle) 207 - 2280 CORNWALL AVENUE		3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary) N/A	4. Statement for Month/Day/Year 04/28/2003
(Address) VANCOUVER, B.C. V6K 1B5
			5. If Amendment, Date of Original (Month/Day/Year) N/A		6. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person _________Form filed by More than One Reporting Person
(City) (State/Prov) (Zip/Postal)
Table 1 - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr.4)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date (Month/Day/Year)	3. Transaction Code (Instr.8)		4. Securities Acquired (A) or Disposed of (D) (Instr.3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transactions (s) (Instr.3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr.4)	7. Nature of Indirect Beneficial Ownership (Instr.4)
			Code	V	Amount	(A) or (D)	Price
COMMON	APRIL 28, 2003	N/A	D		1,146,000	D	0	104,000	D	N/A

Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.

*  If the form is filed by more than one reporting person, see Instruction 5(b)(v).

Potential Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

FORM 4 (continued)

Table II - Derivative securities Acquired, Disposed of, or Beneficially Owned

(e.g.,, puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 4)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any Month/Day/Year)	4. Transaction Code (Instr.8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr.3, 4 and 5)		6. Date Exerciseable & Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
N/A	N/A	N/A	N/A	N/A		N/A		N/A		N/A		N/A	N/A	N/A	N/A

Explanation of Responses: On April 28, 2003, the reporting person returned a total of 1,146,000 shares of common stock of the Issuer for no cash or other consideration. Following the return to treasury, the reporting person owns a total of 104,000 shares of common stock.
/s/ Andrew P. King	April 29, 2003______________
**Signature of Reporting Person	Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).